Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Press release regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2019.

November 7, 2019

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2019.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

November 7, 2019

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2019.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,611 As of September 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
June Cheryl C. Revilla	jacabal@pldt.com.ph	88168534
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 7, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8534
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

SERVICE REVENUES RISE 8% TO Php116.3 BILLION – HIGHEST NINE MONTH REVENUE LEVEL SINCE PEAK IN 2014

THIRD QUARTER SERVICE REVENUES UP 9% YEAR-ON-YEAR

EXCLUDING INTERNATIONAL,

SERVICE REVENUES GREW 11% TO Php109.4 BILLION

– ANOTHER RECORD HIGH

CONSUMER WIRELESS REVENUES ROSE 21% IN 3Q19 RESULTING IN A 20% RISE IN 9M19 REVENUES OF Php52.6 BILLION

DATA/BROADBAND NOW 70% OF CONSUMER AND ENTERPRISE REVENUES

MOBILE INTERNET REVENUES UP 47% IN 9M19

MOBILE DATA TRAFFIC HIT 1.1 EXABYTES (1106 PB) IN 9M19, DOUBLE 9M18

3Q19 MOBILE DATA TRAFFIC 20% HIGHER THAN 2Q19

AND 83% UP VS 3Q18

HOME REVENUES RISE 2% TO Php27.6 BILLION

RECONFIGURED HOME OPERATIONS WELL POSITIONED FOR STRONG 2020 GROWTH

ENTERPRISE BUSINESS MAKING STEADY PROGRESS WITH 6% INCREASE IN REVENUES TO Php29.2 BILLION

ICT/DATA CENTER REVENUES UP 20%

EBITDA OF PhP60.3 BILLION IN 9M19 HIGHER BY 16% VS LAST YEAR

MARGIN AT 51%

3Q19 EBITDA – HIGHEST SINCE 2Q13 –

UP 19% FROM 3Q18 AND 2% FROM 2Q19

TELCO CORE INCOME OF Php19.4 BILLION – 1% HIGHER THAN 9M18

GUIDANCE OF Php26.4 BILLION AFFIRMED

CAPEX OF Php53.4 BILLION AT END SEPTEMBER 2019

PLDT AND SMART NETWORK BESTED COMPETITION IN VIDEO EXPERIENCE, DOWNLOAD AND UPLOAD SPEED AND LATENCY, TIED FOR COVERAGE

     MANILA, Philippines 7th November 2019 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today its unaudited financial and operating results for the first nine (9) months of 2019 with Consolidated Service Revenues (net of interconnection costs) rising

8% year-on-year to Php116.3 billion. This is the highest 9-month revenue level ever attained by PLDT, surpassing the previous peak in 2014. Third quarter service revenues rose to Php39.6 billion or 9% higher than the same period in 2018, representing four quarter-on-quarter increases from the third quarter of 2018.

The Company’s three major business groups -- Consumer Wireless, PLDT Home and PLDT Enterprise – generated Php109.4 billion in revenues, 11% higher year-on-year and making up 94% of total service revenues.  As in the previous quarter, Consumer Wireless set the pace, climbing by 20% to Php52.6 billion.

Data and Broadband, now 66% of total service revenues, continued to grow briskly, reaching Php76.7 billion, up 20% from the prior year.

Consolidated EBITDA sustained its double-digit growth, up 16% versus 9M2018 to Php60.3 billion, mainly due to the combined impact of higher service revenues and lower cash opex. EBITDA margin rose to 51%.  Both EBITDA and the EBITDA margin exclude the costs of the manpower rightsizing program (MRP) and reflect the impact of PFRS16, the new accounting standard for leases which took effect on 1 January 2019. For the third quarter of 2019, EBITDA stood at Php20.4 billion, 19% higher year-on-year, and now the highest EBITDA for the quarter since the second quarter of 2013.

Telco Core Income amounted to Php19.4 billion, up 1% from last year.  This excludes the impact of equity in losses from Voyager, and gains from the sale of Rocket Internet shares.  Reported Net Income was lower by 2% year-on-year at Php16.0 billion due to higher MRP expenses and lower gains from the sale of Rocket Internet shares.

Consolidated Net Debt stood at US$2,919 million whilst net debt-to-EBITDA was at 2.0x. Gross Debt stood at US$3,451 million, of which 10% is US dollar-denominated. Only 6% of total debt is unhedged. Post-interest rate swaps, about 89% are fixed-rate loans while 11% are floating-rate loans. The average interest cost (pre-tax) was at 4.8% compared to 4.5% for the full year 2018.

“By posting its highest-ever nine-month revenues, PLDT is providing more evidence that it is firmly back on the growth path.  It is worth noting that we have started to make inroads in recovering market share in revenue terms in the mobile business in the last two quarters, indicating that we have reached a turning point,” said Manuel V. Pangilinan, Chairman, President and Chief Executive Officer of PLDT.

“Our efforts are now focused on building on the momentum achieved thus far which means continuing to level up our game to better address the rapidly evolving needs of our individual and corporate customers,” he added.

First video, now games power Consumer Wireless growth

The Consumer Wireless business accelerated its growth momentum, with its third quarter revenues in 2019 reaching Php18.2 billion, up 21% compared to the same period last year.  This resulted in a 20% year-on-year rise in revenues to Php52.6 billion, of which 68% are from data.

Building on the success of its free YouTube promo and other data-centric offers, Smart ramped up its efforts to drive LTE adoption and usage by continuing to promote mobile video viewing and stepping up activities to meet the rising demand for mobile games.

As a result, mobile internet revenues jumped 47% year-on-year, with mobile internet traffic having risen to 1,106 PB or 1.1 Exabytes for the first nine months of 2019.  This represents a doubling of traffic from 9M 2018.  In the third quarter alone, mobile internet traffic hit 437 PB, 20% higher than 2Q19 and 83% higher versus the same period last year.  This is made possible by the significantly improved PLDT-Smart network that is able to fully support the exponential growth in mobile data traffic.

In late June, Smart launched its Free YouTube for All promo which offered one hour or 1 GB of video viewing per day via various video apps like YouTube, iflix, iWant, NBA and Cignal Play. Coming closely after the original Free YouTube promo, this new offer broadened the range of available video content. Shortly after, Smart introduced a new promo called Giga Stories which offered 2 GB of data with additional 1 GB for TikTok, Instagram, and Facebook, all for Php99.

At the same time, Smart redoubled efforts to encourage its subscribers to move up to LTE by offering 30 days of Free YouTube for those who upgraded to an LTE SIM, and 60 days of Free YouTube for those who moved up to an LTE smartphone.  As a result of these efforts and continued improvement of Smart’s LTE service, the number of LTE data users jumped 82% from a year ago.  At the end of September, close to 70% of handsets on the network are LTE/3G capable.

“By encouraging our customers to shift to LTE, we can achieve our critical goal of providing them the best customer experience. Given the clear superiority of our LTE networks, our customers can pursue their digital passions and enjoy the best online video and mobile games experience,” said Alfredo S. Panlilio, President and CEO of Smart Communications and Executive Vice President and Chief Revenue Officer of PLDT.

Indeed, the outlook for mobile games has turned even brighter as the number of customers playing games such as Mobile Legends continued to rise sharply.  Moreover, the standing of mobile games has levelled up with the establishment of e-sports leagues in the Philippines.

Earlier this year, Smart partnered with Cignal to launch The Nationals, the first franchise-based e-sports league in the country.  The PLDT-Smart Omega team won the championship in that competition.  Its players are now training as part of the Philippine national e-sports team SIBOL which will compete in the upcoming South East Asian games in December.  This is the first time in the world that e-sports will be officially part of an international athletic competition.

“Mobile games are at a tipping point, and we are giving e-sports the big boost that will make it soar.  For example, we will soon be holding the biggest National Mobile Legends Tournament in Asia with a prize pool of Php20 million,” said Oscar A. Reyes Jr., PLDT Senior Vice President for Consumer Business – Individual Group.

PLDT Home positioned for a stronger 2020

PLDT Home’s revenues, 77% of which were from data/broadband, grew by 2% to Php27.6 billion in the first nine months of 2019, despite continuing operational challenges due to the ongoing transition to a new installation and repair set-up.  The Home service organization focused its efforts on reconfiguring its systems and processes from end-to-end to provide a stronger foundation for growth in 2020.

Fiber-to-the-home continued to be the flagship home broadband offering as it offers the best customer experience.  Given its extensive and robust fixed line network, PLDT continues to enjoy a commanding lead in home broadband.

To complement its fiber services, PLDT Home strengthened its fixed wireless services for both postpaid and prepaid customers.  Starting late in the third quarter of 2019, these services became available nationwide, ably supported by the LTE network of Smart which has consistently won recognition from several international internet analytics firms for being the country’s fastest wireless internet network.

“We used the latter part of the third quarter to review and evaluate operational gaps and to prepare for stronger growth moving forward.  Taking off from the lessons learned, we have launched a turnaround plan dubbed ‘October Rising’ that aimed to boost new connects, increase the number of upgrades, speed up repairs for existing customers, and significantly reduce churn. The results for the month of October are promising.  This has bolstered our confidence in our ability to achieve even better results in the coming months,” said Butch Jimenez, Senior Vice President for the PLDT Home Business.

“Moreover, moving forward, PLDT Home now has a full suite of strong products – fiber, fixed wireless postpaid and fixed wireless prepaid – addressing all market segments for home broadband services, utilizing the most extensive and fastest fixed and mobile networks in the country,” he added.

ICT services continue to power Enterprise growth

The Enterprise Business Group continued to make steady progress, generating Php29.2 billion in revenues, a 6% increase in first nine months of 2019 versus last year, with data generating over two-thirds of revenues.

Fixed line revenues continued to grow, up 3% to Php21.3 billion, on the back of rising demand for fiber-based services (broadband and networking).  Wireless revenues grew 11% to Php4.7 billion, lifted not only by the 6% growth in postpaid but also the rise in revenues generated by mobile platforms (up 49%) and Internet of Things (IoT) applications (up 17%).  Total IoT connections reached over 500,000.

The ICT business of PLDT Enterprise grew 20% to Php3.1 billion, twice the market growth rate.  This has been powered by the rise in Cloud and Cybersecurity services which grew year-on-year by 78% and 128%, respectively.

Foreign companies keen on doing business in the Philippines have also taken notice of the wide range of solutions offered by PLDT Enterprise. ICT revenues from servicing companies in Hong Kong, China, Singapore, US, and more registered 56% year-on-year growth.

“Over the last few years, we have reorganized and strengthened our teams as well as expanded our product portfolio to go beyond access and connectivity. This is in line with our thrust to be the preferred ICT partner of choice of businesses, be it small to medium or large corporate enterprises. This approach continues to pay off for us as we have been consistently outpacing the growth of the market,” said Jovy Hernandez, Senior Vice President and Head of PLDT Enterprise.

Again, the fastest and soon, the widest mobile data network too

The sustained growth in the company’s service revenues has been powered by the continuing improvements in the service quality of the fixed and mobile networks of PLDT and Smart as confirmed by independent international firms conducting internet testing and analysis.

In its latest report on the Philippines released in September 2019, mobile internet analytics firm OpenSignal said that Smart had won again in four categories—Video Experience, Download Speed Experience, Upload Speed Experience and Latency Experience—and – again – scored a draw in 4G Availability.

Based on the Open Signal report: “In terms of video experience, Smart beat Globe with a score of 47.6 against 30.4, meaning Smart subscribers have a better experience watching videos with reasonable load times and minimal stalling despite low resolutions.”  As for Globe, the report said that subscribers “will struggle to get anything close to an acceptable Video Experience.”

“That means we have more than surpassed competition in terms of network quality in the Philippines, and now effectively erased the advantage that the competition used to have in terms of 4G or LTE coverage.  Not only are we now poised to take the lead in coverage as well, we are aiming to level up our network quality to be comparable with other telcos outside the Philippines,” said Mario G. Tamayo, Senior Vice President for Network Planning and Engineering for PLDT and Smart.

OpenSignal’s report covered the period May 1 to July 29, 2019 and analyzed over 533 million measurements from over 190,000 devices.

Smart’s continuing roll-out of its 4G and 3G base stations has made possible these gains in mobile service quality and coverage.  In the first nine months of 2019, Smart increased the number of its 4G base stations by about 5,500 from end-2018 to about 21,700.

Meantime, PLDT further expanded the coverage of its fiber fixed broadband network by 12% versus end-2018 to 7.1 million homes.  The total available fiber-powered ports for customers had reached about 1.7 million by end-September 2019.  Moreover, the total footprint of PLDT’s transmission and distribution network grew 26% versus end-2018 to nearly 307,000 kilometers of fiber cables.

This sustained improvement in the PLDT network has been supported by PLDT’s stepped up capital expenditures program spanning several years.  Of Php78.4 billion earmarked for capex in 2019, total capex amounted to Php53.4 billion in the first nine months of 2019.

About 75% of the capex has been poured into network and IT systems which includes investments in increased LTE coverage and capacity, expanded fiber transport to support both fixed broadband and mobile data, and new international cable networks.

This capex program also includes the roll-out of last mile installation and customer premises equipment for fixed broadband, investments to support the restructured installation and repair operations of PLDT Home, as well as the expansion of the data center network of PLDT Enterprise.

Conclusion

“With two-thirds – and growing – of our revenues now coming from data and broadband, we have made significant progress in the digital transformation of our business. Data will continue to be the main driver of the business, with the ability to provide superior customer experience being the key to market leadership, and our best defense against competition.

“Connectivity plays a big part in the delivery of CX, with content and applications helping entrench the data habit and in building customer loyalty.  Over the past few years, both PLDT and Smart have boosted revenues by addressing Filipinos’ love of online video, and, more recently, their growing passion for online games and e-sports. To support this, we continue to invest significantly in our fixed and mobile networks, and, in our IT platforms and systems so that PLDT and Smart can provide our customers with unparalleled customer experience.  These initiatives have sustained our growth momentum, particularly of our Consumer Wireless Business which has made a strong recovery registering double-digit growth.  Given this, we remain confident that we shall achieve our guidance for full-year telco core income of Php26.4 billion,” concluded Pangilinan.

###

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in million pesos)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	224,021	195,964
Right-of-use assets	18,836	—
Investments in associates and joint ventures	54,317	55,427
Financial assets at fair value through profit or loss	3,767	4,763
Debt instruments at amortized cost – net of current portion	—	150
Investment properties	777	777
Goodwill and intangible assets	68,001	68,583
Deferred income tax assets – net	24,666	27,697
Derivative financial assets – net of current portion	10	140
Prepayments – net of current portion	37,592	23,338
Financial assets at fair value through other comprehensive income – net of current portion	161	2,749
Contract assets – net of current portion	687	1,083
Other financial assets – net of current portion	2,906	2,275
Other non-financial assets – net of current portion	282	230
Total Noncurrent Assets	436,023	383,176
Current Assets
Cash and cash equivalents	27,138	51,654
Short-term investments	424	1,165
Trade and other receivables	20,622	24,056
Inventories and supplies	3,179	2,878
Current portion of contract assets	2,084	2,185
Current portion of derivative financial assets	60	183
Current portion of debt instruments at amortized cost	150	—
Current portion of prepayments	10,551	8,380
Current portion of financial assets at fair value through other comprehensive income	2,718	1,604
Current portion of other financial assets	7,040	7,008
Current portion of other non-financial assets	399	461
Total Current Assets	74,365	99,574
TOTAL ASSETS	510,388	482,750

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Treasury shares under employee benefit trust	(394)	(854)
Capital in excess of par value	130,526	130,526
Other equity reserves	684	697
Retained earnings	10,820	12,081
Other comprehensive loss	(26,541)	(25,190)
Total Equity Attributable to Equity Holders of PLDT	110,193	112,358
Noncontrolling interests	4,155	4,308
TOTAL EQUITY	114,348	116,666

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

(in million pesos)

	September 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	161,244	155,835
Lease liabilities – net of current portion	17,101	—
Deferred income tax liabilities	2,692	2,981
Derivative financial liabilities – net of current portion	6	—
Customers’ deposits	2,205	2,194
Pension and other employee benefits	4,735	7,182
Deferred credits and other noncurrent liabilities	5,757	5,284
Total Noncurrent Liabilities	193,740	173,476
Current Liabilities
Accounts payable	79,430	74,610
Accrued expenses and other current liabilities	99,050	95,724
Current portion of interest-bearing financial liabilities	17,140	20,441
Current portion of lease liabilities	4,476	—
Dividends payable	1,595	1,533
Current portion of derivative financial liabilities	64	80
Income tax payable	545	220
Total Current Liabilities	202,300	192,608
TOTAL LIABILITIES	396,040	366,084
TOTAL EQUITY AND LIABILITIES	510,388	482,750

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2019 and 2018

(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2019	2018	2019	2018
	(Unaudited)
REVENUES
Service revenues	119,008	113,601	40,652	38,015
Non-service revenues	5,428	8,275	1,800	2,397
	124,436	121,876	42,452	40,412
EXPENSES
Selling, general and administrative expenses	51,027	53,010	18,964	17,758
Depreciation and amortization	28,613	27,500	9,710	9,611
Cost of sales and services	9,464	11,070	3,162	3,560
Asset impairment	3,852	4,164	1,208	1,352
Interconnection costs	2,740	4,574	1,039	1,441
	95,696	100,318	34,083	33,722
	28,740	21,558	8,369	6,690

OTHER EXPENSES – NET	(6,125)	(309)	(2,825)	(1,003)
INCOME BEFORE INCOME TAX	22,615	21,249	5,544	5,687

PROVISION FOR INCOME TAX	6,579	4,923	1,743	1,166
NET INCOME	16,036	16,326	3,801	4,521
ATTRIBUTABLE TO:
Equity holders of PLDT	15,996	16,269	3,789	4,507
Noncontrolling interests	40	57	12	14
	16,036	16,326	3,801	4,521
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	73.83	75.09	17.46	20.78
Diluted	73.83	75.09	17.46	20.78

Certain amounts in 2018 were reclassified to conform with the current presentation

	PLDT Consolidated
	For the first nine months
(Php in mn)	9M2019	9M2018*	% Change

Total revenues	124,436	121,876	2%

Service revenues (a)	119,008	113,601	5%

Expenses (b)	95,696	100,318	(5%)

EBITDA (c)	60,334	51,831	16%
EBITDA(c)	51%	46%

Income before Income Tax	22,615	21,249	6%

Provision for Income Tax	6,579	4,923	34%

Net Income - Attributable to Equity Holders of PLDT	15,996	16,269	(2%)

Telco Core Income (d)	19,407	19,131	1%

*2018 Includes Voyager, except for EBITDA and Telco Core

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	119,008	113,601	5%
Interconnection costs	2,740	4,574	(40%)
Service Revenues, net of interconnection costs	116,268	109,027	7%

(b) Expenses includes Interconnection Costs
(c) EBITDA excluding the MRP expenses booked in 9M2019 (P2.4bn) and 9M2018 (P0.4bn) and Voyager in 9M2018
(d) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, MRP, accelerated depreciation and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 8816-8213	Tel. No: 8816-8024	Tel. No: 8511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Florentino D. Mabasa, Jr.
Name	:	Florentino D. Mabasa, Jr.
Title	:	Assistant Corporate Secretary

Date:  November 7, 2019